May 11, 2026

Adam Craig
Executive Chairman
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, MA 02134

        Re: X4 Pharmaceuticals, Inc
            Registration Statement on Form S-3
            Filed May 6, 2026
            File No. 333-295597
Dear Adam Craig:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ryan A. Murr, Esq.